SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 AMENDMENT NO. 1

                                NOVA Corporation
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                 669784 10 0 COM
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
                  --------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                  [   ]     Rule 13d-1(b)

                  [   ]     Rule 13d-1(c)

                  [ x ]     Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669784 10 0 COM          SCHEDULE 13G                Page 2 of 5 Pages


================================================================================
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MCI WORLDCOM, Inc.         58-1521612
         (formerly WorldCom, Inc.)
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER:              1,893,379 shares
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER             0
OWNED BY EACH           --------------------------------------------------------
REPORTING               7.      SOLE DISPOSITIVE POWER          1,893,379 shares
PERSON WITH             --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,893,379 shares
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.6% See Item 4(b).
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON

        CO
================================================================================

CUSIP No. 669784 10 0 COM          SCHEDULE 13G                Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  NOVA Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Concourse Parkway
                  Suite 300
                  Atlanta, Georgia  30328

Item 2(a).        Name of Person Filing:

                  MCI WORLDCOM, Inc.
                  (formerly WorldCom, Inc.)

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  515 East Amite Street
                  Jackson, Mississippi  39201-2702

Item 2(c).        Citizenship:

                  Georgia

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  669784 10 0 COM

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

                  Not applicable


Item 4.           Ownership.

                  (a) Amount beneficially owned:

                         1,893,379

CUSIP No. 669784 10 0 COM          SCHEDULE 13G                Page 4 of 5 Pages


                  (b) Percent of class:

                         2.6%,   based  on  72,040,063   shares   reported  as
                         outstanding as of November 13, 1998.

                  (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:

                         1,893,379 shares

                  (ii)   Shared power to vote or to direct the vote:

                         0 shares

                  (iii)  Sole power to dispose or to direct the disposition of:

                         1,893,379 shares

                  (iv) Shared power to dispose or to direct the disposition of:

                         0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting company has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership   of   More  than  Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable

CUSIP No. 669784 10 0 COM          SCHEDULE 13G                Page 5 of 5 Pages



     The undersigned hereby agree to jointly file this statement on Schedule 13G, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 12, 1999
                                        ----------------------------------------
                                                (Date)

                                       MCI WORLDCOM, Inc.


                                       By    /s/ Scott D. Sullivan
                                       -----------------------------------------
                                       Scott D. Sullivan
                                       Secretary and Chief Financial Officer